PRICING SUPPLEMENT No. 144DD
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-137902
Dated July 13, 2007



Performance

Performance Securities Linked to an Eastern European Index Basket

Strategic Alternatives to Indexing
Deutsche Bank AG, London Branch
$3,000,000 Securities Linked to an Eastern European Index Basket due on July 16, 2010

Investment Description

Performance Securities Linked to an Eastern European Index Basket (the "Securities") provide enhanced exposure to potential appreciation of a basket of two international equity indices. If the Basket Return is positive, you will receive your initial investment plus a return equal to the Participation Rate times the Basket Return. If the Basket Return is negative, you will lose 1% of your initial investment for every 1% decline of the Basket. The Securities do not guarantee any return and you may lose some or all of your initial investment.

Features

❑ **Growth Potential:** The Securities provide the opportunity to receive enhanced equity returns by multiplying any positive Basket Return by the Participation Rate of 116%. The Securities are not subject to a maximum gain.

❑ **Diversification:** Investors can diversify in an investment linked to a Basket of two international indices.

Key Dates

Trade Date	July 13, 2007
Settlement Date[1]	July 18, 2007
Final Valuation Date[1]	July 13, 2010
Maturity Date[1]	July 16, 2010
CUSIP	25153Q 22 9
ISIN	US25153Q2295

[1] Subject to postponement in the event of a market disruption event and as described under "Description of Securities—Payment at Maturity" in the accompanying product supplement DD.

Security Offering

We are offering Performance Securities Linked to an Eastern European Index Basket. The Securities are linked to a Basket consisting of the Russian Depositary Receipts Index and the CECE Composite Index (the "Basket"). The Securities are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the performance of the Basket. The Securities are our senior unsecured obligations and are offered at a minimum investment of $1,000.

See "Additional Terms Specific to the Securities" in this pricing supplement. The Securities will have the terms specified in the prospectus dated October 10, 2006, the prospectus supplement dated November 13, 2006, product supplement DD dated July 12, 2007, underlying supplement no. 8 dated July 12, 2007 and this pricing supplement. See "Key Risks" in this pricing supplement and "Risk Factors" in the accompanying product supplement DD for risks related to investing in the Securities.

Deutsche Bank AG has filed a registration statement (including the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006, product supplement DD dated July 12, 2007 and underlying supplement no. 8 dated July 12, 2007) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest in the Securities, you should read these documents and any other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. We will notify you in the event of any changes to the terms of the Securities, and you will be asked to accept such changes in connection with your purchase of any Securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the Securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying prospectus, the prospectus supplement, product supplement DD and underlying supplement no. 8. Any representation to the contrary is a criminal offense. The Securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

	Price to Public	Discounts and Commissions	Proceeds to Us
Per Security	$10.00	$0.25	$9.75
Total	$3,000,000.00	$75,000.00	$2,925,000.00

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$3,000,000.00	$92.10

UBS Financial Services Inc.

Deutsche Bank Securities

Additional Terms Specific to the Securities

You should read this pricing supplement, together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which the Securities are a part, and the more detailed information contained in product supplement DD dated July 12, 2007 and underlying supplement no. 8 dated July 12, 2007. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Underlying supplement no. 8 dated July 12, 2007:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312507154170/d424b21.pdf

- Product supplement DD dated July 12, 2007:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312507154153/d424b21.pdf

- Prospectus supplement dated November 13, 2006:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

- Prospectus dated October 10, 2006:
  http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

References to "Deutsche Bank AG," "we," "our" and "us" refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this pricing supplement, "Securities" refers to the Performance Securities Linked to an Eastern European Index Basket that are offered hereby, unless the context otherwise requires. This pricing supplement, together with the documents listed above, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Key Risks" in this pricing supplement and "Risk Factors" in the accompanying product supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Securities.

Investor Suitability

The Securities may be suitable for you if:

- You seek an investment with a return linked to the performance of the Basket.
- You are willing and able to hold the Securities to maturity.
- You do not seek current income from this investment.
- You are willing to invest in the Securities based on the indicated Participation Rate.
- You believe the Basket will appreciate during the term of the Securities.

The Securities may not be suitable for you if:

- You do not seek an investment with exposure to the economies reflected in the Basket Indices.
- You are unwilling or unable to hold the Securities to maturity.
- You seek an investment that is 100% protected against the loss of your initial investment.
- You seek current income from your investments.
- You seek an investment for which there will be an active secondary market.

Final Terms	
Issuer	Deutsche Bank AG, London Branch (Aa1)[1]
Issue Price	$10.00 per Security
Term	3 years
Basket	The Securities are linked to a Basket consisting of the Russian Depositary Receipts Index and the CECE Composite Index (each, a "Basket Index" and, collectively, the "Basket Indices").

Basket Weightings	Russian Depositary Receipts Index calculated in US dollars 50.00%
	    (Bloomberg: RDXUSD <Index>)
	CECE Composite Index calculated in euro 50.00%
	    (Bloomberg: CECEEUR <Index>)

Participation Rate	116%

Payment at Maturity (per $10.00 Security)	**If the Basket Return is positive,** you will receive:
	
	   $10.00 + [$10.00 x (Basket Return x Participation Rate)]
	
	If the Basket Return is zero, you will receive $10.00 per $10.00 Security.
	
	If the Basket Return is negative, you will receive:
	
	   $10.00 + ($10.00 x Basket Return)
	
	You may lose up to 100% of your initial investment.

Basket Return	$$\frac{\text{Basket Ending Level} - \text{Basket Starting Level}}{\text{Basket Starting Level}}$$
Basket Starting Level	100
Basket Ending Level	The Basket closing level on the Final Valuation Date. On the Final Valuation Date, the Basket closing level will be calculated as follows: 100 x (1 + (50.00% x RDXUSD Return) + (50.00% x CECEEUR Return)), where the Return for each Basket Index is the performance of the respective Basket Index, calculated as the percentage change from the respective index closing level on the Trade Date to the respective index closing level on the Final Valuation Date.

Determining Payment at Maturity



Calculate the percentage change from the Basket Starting Level to the Basket Ending Level.

You will receive a cash payment that provides you with a return per $10.00 Security equal to the Basket Return multiplied by the Participation Rate of 116%. Accordingly, if the Basket Return is positive, your payment at maturity per $10.00 Security will be calculated as follows:

$10.00 + [$10.00 x Basket Return x Participation Rate]

You will receive $10.00 per $10.00 Security that you hold at maturity.

If the Basket Return is negative, you will lose 1% of the face amount of your Securities for every 1% decline in the Basket. Accordingly, your payment at maturity per $10.00 Security will be calculated as follows:

$10.00 + ($10.00 x Basket Return)

In this scenario, you could lose up to 100% of your initial investment depending on how much the Basket declines.

[1] Moody's Investors Service Ltd has assigned a rating of Aa1 to notes, such as the Securities offered hereby, issued under Deutsche Bank AG's Global Notes Program, Series A.

What are the tax consequences of the Securities?

You should review carefully the section in the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." We believe that the Securities should be treated as cash-settled prepaid financial contracts for U.S. federal income tax purposes.

Assuming this treatment is respected, your gain or loss on the Securities should be long-term capital gain or loss if you hold the Securities for more than one year. The tax consequences of an investment in the securities are uncertain, however, and if the Internal Revenue Service (the "**IRS**") were successful in asserting an alternative treatment for the Securities, the timing and/or character of income on the Securities might differ materially. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this pricing supplement and the accompanying product supplement.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Securities.

For a discussion of certain German tax considerations relating to the Securities, you may refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

Neither we nor UBS Financial Services Inc. provides any advice on tax matters. You are urged to consult your own tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the Securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples assume a Participation Rate of 116% and a range of Basket Returns.



Example 1—The level of the Basket increases by 10% from a Basket Starting Level of 100 to a Basket Ending Level of 110. Because the Basket Ending Level of 110 is greater than the Basket Starting Level of 100, the Basket Return is positive and calculated as follows:

Basket Return = (110 - 100)/100 = 10%

Because the Basket Return is equal to 10%, the payment at maturity is equal to $11.16 per $10.00 Security, calculated as follows:

Payment at maturity per $10.00 Security = $10.00 + ($10.00 x 10% x 116%) = $11.16

Example 2—The Basket Ending Level is equal to the Basket Starting Level of 100. Because the Basket Ending Level is equal to the Basket Starting Level, the Basket Return is zero, calculated as follows:

Basket Return = (100 - 100)/100 = 0%

Because the Basket Return is equal to 0%, the payment at maturity is equal to $10.00 per $10.00 Security.

Example 3—The level of the Basket decreases by 30% from a Basket Starting Level of 100 to a Basket Ending Level of 70. Because the Basket Ending Level of 70 is less than the Basket Starting Level of 100, the Basket Return is negative and calculated as follows:

Basket Return = (70 - 100)/100 = -30%

Because the Basket Return is equal to -30%, investors will lose 1% of their initial investment for each 1% decline of the Basket, and the payment at maturity is equal to $7.00 per $10.00 Security calculated as follows:

Payment at maturity per $10.00 Security = $10.00 + ($10.00 x -30%) = $7.00

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to an investment in the Securities are summarized below, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying product supplement DD. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Securities.

◆ **Your Investment in the Securities May Result in a Loss**—The Securities do not guarantee any return of your initial investment. The return on the Securities at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your initial investment will be exposed to any decline in the Basket Ending Level as compared to the Basket Starting Level. Accordingly, you could lose some or all of your investment in the Securities.

◆ **Changes in the Level of the Basket Indices May Offset Each Other**—The Securities are linked to a Basket composed of the Basket Indices. At a time when the level of one of the Basket Indices increases, the level of the other Basket Index may not increase as much or may even decline. Therefore, in calculating the Basket Ending Level, increases in the level of one of the Basket Indices may be moderated, or offset, by lesser increases or declines in the level of the other Basket Index.

◆ **No Periodic Coupon Payments, Dividend Payments or Voting Rights**—As a holder of the Securities, you will not receive periodic coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of component stocks underlying the Basket Indices would have.

◆ **Certain Built-in Costs Are Likely to Adversely Affect the Value of the Securities Prior to Maturity**—While the payment at maturity described in this pricing supplement is based on the full face amount of your Securities, the original issue price of the Securities includes the agents' commission and the estimated cost of hedging our obligations under the Securities through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates would be willing to purchase Securities from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Securities are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your Securities to maturity.

◆ **Non-US Securities Markets Risks**—The stocks included in the Russian Depositary Receipts Index and in the CECE Composite Index are issued by foreign companies in foreign securities markets. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks. This may have a negative impact on the performance of the securities linked to these indices, which may have an adverse effect on the applicable offering of Securities.

◆ **You Will Be Exposed to Fluctuations in Certain Foreign Exchange Rates**—The Russian Depositary Receipts Index is denominated in U.S. dollars. However, to the extent that any of its component securities are denominated in foreign currencies, the value of the Russian Depositary Receipts Index, and consequently the value of your Securities, will be affected by the exchange rates between the U.S. dollar and such foreign currencies. In addition, because the CECE Composite Index is calculated in euro but its component securities are denominated in Czech koruna, Hungarian forint or Polish zloty, the value of the CECE Composite Index, and consequently the value of your Securities, will be affected by the exchange rates between the euro and the Czech koruna, Hungarian forint and Polish zloty.

◆ **Lack of Liquidity**—The Securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intend to offer to purchase the Securities in the secondary market but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell your Securities easily. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the Securities.

◆ **Potential Conflicts**—We and our affiliates play a variety of roles in connection with the issuance of the Securities, including acting as calculation agent and hedging our obligations under the Securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Securities.

◆ **We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that May Be Inconsistent with Investing in or Holding the Securities. Any Such Research, Opinions or Recommendations Could Affect the Level of the Basket to Which the Securities Are Linked or the Value of the Securities**—We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Securities, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Securities. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the Securities. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Securities and the Basket Indices to which the Securities are linked.

◆ **Many Economic and Market Factors Will Impact the Value of the Securities**—In addition to the level of the Basket on any day, the value of the Securities will be affected by a number of economic and market factors that may either offset or magnify each other, including: the expected volatility of the Basket Indices; the time to maturity of the Securities; the market prices and dividend rates on the component stocks underlying the Basket Indices; interest and yield rates in the market generally and in the markets of the component stocks underlying the Basket Indices; a variety of economic, financial, political, regulatory or judicial events; the exchange rates and the volatility of the exchange rates between the U.S. dollar and the currencies in which the component stocks underlying the Basket Indices are based; supply and demand for the Securities; and our creditworthiness, including actual or anticipated downgrades in our credit ratings.

◆ **Uncertain Tax Treatment**—Significant aspects of the tax treatment of the Securities are uncertain, and no assurance can be given that the IRS will accept, or a court will uphold, the tax consequences described in this pricing supplement or in the accompanying product supplement DD.

Historical Basket Performance

The adjacent graph illustrates the hypothetical historical performance of the Basket from January 2, 1999 to July 13, 2007 if the Basket Level was made to equal 100 on July 13, 2007. The hypothetical historical performance reflects the performance the Basket would have exhibited based on (i) the actual historical performance of the Basket Indices and (ii) the Basket Weightings indicated in the Indicative Terms. Neither the hypothetical historical performance of the Basket nor the actual historical performance of the Basket Indices should be taken as indications of future performance.



Source: Deutsche Bank

Russian Depositary Receipts Index

The Russian Depositary Receipts Index is sponsored by Wiener Börse AG. As discussed more fully in underlying supplement no. 8 under the heading "The Russian Depositary Receipts Index," the Russian Depositary Receipts Index is comprised of the most actively traded depositary receipts listed on the London Stock Exchange of blue chip stocks on the Russian stock market. Only depositary receipts on ordinary shares of companies which have their seat in Russia are included in the Russian Depositary Receipts Index. The weighting of each depositary receipt in the Russian Depositary Receipts Index is determined on the basis of its weighted market capitalization multiplied by the corresponding weighting factor. The number of shares used as basis for the weighting of the individual stocks corresponds to the number of shares declared deliverable on the Russian Trading System.

You can obtain the level of the Russian Depositary Receipts Index calculated in US dollars at any time from the Bloomberg Financial Markets page "RDXUSD <Index> <GO>" or from the Wiener Börse AG website at www.indices.cc.

The graph below illustrates the performance of the Russian Depositary Receipts Index from January 1, 1998 to July 13, 2007. The historical levels of the Russian Depositary Receipts Index should not be taken as an indication of future performance.



Source: Bloomberg L.P.

The closing level of the Russian Depositary Receipts Index calculated in US dollars on July 13, 2007 was 2495.28.

The information on the Russian Depositary Receipts Index provided in this pricing supplement should be read together with the discussion under the heading "The Russian Depositary Receipts Index" in underlying supplement no. 8. Information contained in the Wiener Börse AG website and Bloomberg Financial Markets page referenced above is not incorporated by reference herein.

CECE Composite Index

The CECE Composite Index is sponsored by Wiener Börse AG. As discussed more fully in underlying supplement no. 8 under the heading "The CECE Composite Index," the CECE Composite Index is composed of the following indices: the Czech Traded Index, the Hungarian Traded Index and the Polish Traded Index, each of which is also sponsored by Wiener Börse AG. Each of the individual country indices contain only the large actively traded blue chips of companies which have their seat in the respective markets, listed on the local exchanges included in each such country index.

You can obtain the level of the CECE Composite Index calculated in euro at any time from the Bloomberg Financial Markets page "CECEEUR <Index> <GO>" or from the Wiener Börse AG website at www.indices.cc.

The graph below illustrates the performance of the CECE Composite Index from January 4, 1999 to July 13, 2007. The historical levels of the CECE Composite Index should not be taken as an indication of future performance.



Source: Bloomberg L.P.

The closing level of the CECE Composite Index calculated in euro on July 13, 2007 was 2935.45.

The information on the CECE Composite Index provided in this pricing supplement should be read together with the discussion under the heading "The CECE Composite Index" in underlying supplement no. 8. Information contained in the Wiener Börse AG website and Bloomberg Financial Markets page referenced above is not incorporated by reference herein.

Supplemental Underwriting Information

UBS Financial Services Inc. and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive discounts and commissions of $0.25 per $10.00 Security. See "Underwriting" in accompanying product supplement DD. We have agreed that UBS Financial Services Inc. may sell all or part of the Securities that it purchases from us to its affiliates at the price indicated on the cover of this pricing supplement.